Toni Weinstein toni.weinstein@dentons.com D +1 214-647-2488	Dentons US LLP 100 Crescent Court Suite 900 Dallas, TX 75201 United States dentons.com

May 28, 2024

U.S Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	F9 Investments, LLC

LL Flooring Holdings, LLC

Preliminary Proxy Statement filed May 20, 2024 by F9 Investments et al.

File No. 001-33767

Greetings:

On behalf of F9 Investments, LLC, Thomas D. Sullivan, John Jason Delves and Jill Witter, we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated May 24, 2024 (the “Staff Letter”) with regard to the above-referenced preliminary proxy statement (the “Proxy Statement”) and provide the following responses. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Capitalized terms used herein and not defined have the meanings assigned to such terms in the Proxy to them in the Proxy Statement.

Preliminary Proxy Statement filed May 20, 2024

General

1.	On the proxy card, please put the F9 Nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

We have revised the proxy card in response to this comment.

2.	Please correct the spelling of Mr. Hammann’s name on page 25.

We have revised the Proxy Statement in response to this comment. Please see page 26 of the Proxy Statement.

Proposal 1: Election of Directors, page 14

3.

We note your disclosure on page 17 that “[a]ccording to the Company’s Proxy Statement, broker non-votes are not entitled to vote on” the advisory vote on executive compensation. We are unable to locate such a statement in the proxy statement filed by the Company, and the meaning of the statement is unclear. Please revise or advise.

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U.S. Securities and Exchange Commission May 28, 2024 Page 2	dentons.com

We have deleted the disclosure on page 17 and revised the Proxy Statement in response to this comment to conform to the Company’s disclosure on page 91 of the Company’s Proxy Statement. Please see page 25.

Quorum and Voting, page 25

4.

Refer to your statement on page 25 that abstentions “will have the effect of a vote ‘AGAINST’ Proposals 2, 3 and 4 and stockholder Proposal[] 6 and will have no effect on the outcome of Proposal 5.” We note that abstentions appear to have no effect on Proposals 2 and 6, given the voting standard for both proposals, and you state on page 19 that “the affirmative vote of the holders of Shares representing a majority of the votes cast at the Annual Meeting, in person or by proxy, is required to approve Proposal 6, [therefore] abstentions will have no effect on the outcome of this proposal.” Please revise the disclosure on page 25 or advise.

We have revised the Proxy Statement in response to this comment to conform to the Company’s disclosure on page 91 of the Company’s Proxy Statement. Please see pages 25 and 26.

We acknowledge that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me with any additional comments or questions regarding the Proxy Statement. We would appreciate your promptly advising us as to whether the Staff has any further comments. Thank you for your assistance with this matter.

Very truly yours,

/s/ Toni Weinstein

Toni Weinstein

cc:	Jill Witter, Esq.